SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 6, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒    Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	Partner Communications announces Recent Developments during the Third and Fourth Quarters of 2009

PARTNER COMMUNICATIONS ANNOUNCES RECENT
 DEVELOPMENTS DURING THE THIRD AND  FOURTH
 QUARTERS OF 2009

ROSH HA'AYIN, Israel, January 6, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces the following recent developments during the third and fourth quarters of 2009 and reports the following additional information:

Site Licensing
Following the previously reported recommendations of the inter-ministry committee regarding the appropriateness of future application of the exemption from obtaining building permits for radio access devices, currently relied upon by cellular operators, the Attorney General instructed the Ministry of Interior (in consultation with the Ministry of Communications) to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances.

Regulation
The Ministry of Communications has recently commenced examination of the interconnect tariffs in Israel following an August 2008 government resolution regarding this matter.

In addition, subsequent to the hearings being conducted by the Ministry of Communications regarding a draft mobile virtual network operator ("MVNO") license and regulations, and following a hearing conducted by the Ministry of Communications in November 2009 regarding the prohibition of the existing cellular operators from operating as MVNO operators, the Ministry of Communications conveyed the regulations to the Ministry of Justice for approval.

A tender committee that was appointed by the Minister of Communications to allocate UMTS frequency for an additional cellular operator recently published general principles for the tender, which are not yet final. According to the principles published, the tender will include additional UMTS spectrum for two additional operators; participation will be allowed for new operators and MIRS Communications Ltd, (other existing cellular operators will not be allowed to participate) and the winner shall be awarded various benefits and leniencies such as rebates on spectrum and license fees and exemptions from royalty payments. In addition, the winner will be allowed gradual geographic deployment of the infrastructure over a number of years.

The tender committee will examine the possibility of allowing the winner to pay interconnect tariffs in accordance with the lowest rate that will be set forth in the regulations,  from the beginning of its operation as a cellular operator. Lastly, the Minister of Communications will consider allowing the winner to provide mobile radio telephone services by using telecommunication infrastructure of existing domestic cellular operators (for example through site sharing and national roaming).

Financing
Following the Company's press release, dated December 28, 2009, regarding the engagement of the Company with leading banks in Israel, the Company hereby notifies that during the months of September through December 2009, it had signed four credit agreements with three Israeli leading banks, which are among the five leading banks in Israel, and which shall be referred hereto as "Bank A", "Bank B" and "Bank C".

A.	Credit agreements with Bank A and Bank B

(a)
The Company had signed two separate credit framework agreements with Bank A and an additional credit framework agreement with Bank B. A framework agreement dated October 1, 2009 had been signed with Bank A for the receipt by the Company of a credit framework in a principal sum of NIS 250 Million (hereinafter the "October Agreement"). A framework agreement dated November 24, 2009 had been signed with Bank B for the receipt by the Company of a credit framework in a principal sum of NIS 700 Million (hereinafter the "November Agreement"). A framework agreement dated December 2, 2009 had been signed with Bank A for the receipt by the Company of a credit framework in a principal sum of NIS 250 Million ("December Agreement" and collectively with the October Agreement and the November Agreement, the "Framework Agreements"). The main terms and conditions contained in such credit Framework Agreements are identical, except for specific changes which will be detailed below.

(b)
The nature of the loans - the Framework Agreements provide the Company with an option to draw down two kinds of loans - short terms loans (a maximum duration of one year) and On Call loans. The minimal draw-down amount available under the October Agreement and the December Agreement is NIS 100,000. The minimal draw-down amount under the December Agreement is NIS 100,000 for short term loans and NIS 600,000 for On Call loans. The credit framework of the October Agreement is for a term of five years effective as of October 1, 2009 and until September 30, 2014. The credit framework of the November Agreement is for a term of three years effective as of January 1, 2010 and. until December 31, 2012. The credit framework of the December Agreement is effective as of January 1, 2010 until December 31, 2012.

(c)
Interest - the interest rate chargeable under the October Agreement and the December Agreement is the interest rate generally used by Bank A for its customers for similar types of loans in NIS and for similar durations (before margin) as apply under the October Agreement and the December Agreement, plus an annual interest of 0.85%. The current interest rate applicable under the October Agreement and the December Agreement is therefore 2.2%. The interest rate chargeable under the November Agreement is the interest rate generally used by Bank B for its customers for similar types of loans in NIS and for similar durations (before margin), as apply under the November Agreement, plus an annual interest of 0.85%. The current interest rate applicable under the November Agreement is therefore 2.25%.

(d)
Commitment Fee - the Company is obliged to pay a commitment fee at a rate of 0.4% per annum regarding the average of the undrawn portion of the credits. The commitment fee shall be payable on a quarterly basis.

(e)	Collaterals - the loans are not secured by any kind of collaterals.

(f)	Covenants - the main covenants set under the Framework Agreements are as follows:

(1)	The Company is required to comply with the following financial ratios: (i) Total Debt1 to EBTIDA2 less Capital Expenditure shall not exceed 6.53; and (ii) Total Debt to EBTIDA shall not exceed 44.

 1Total Debt is defined as the aggregate of the amounts from time to time of any indebtedness appearing in the financial statements in respect of: (a) monies borrowed or debit balances at banks and other financial institutions; (b) any debenture, bond, note, long stock or other security, including, and without derogating from the above mentioned, any bank guarantee, issued to any third party, per request of the Company; (c) receivables sold or discounted (otherwise than on a non-recourse basis) to the extent only that any claim has been made against the Company with respect to such receivables; (d) the acquisition costs of any assets to the extent payable more than 365 days after the time of acquisition or possession by the party liable where the deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset; and (e) any amount raised under any transaction other than those listed in paragraphs (a)-(d) above, having the commercial effect of a borrowing or raising of money. Provided that in computing the abovementioned amounts: any item following within paragraph (e) shall be included only to the extent the same is required by GP to be quantified in the financial statements. Any securitization transaction by the Company recognized as a "True Sale" in its financial statements, shall not constitute a part of the total debt
2EBITDA is defined as follows: in respect of any ratio periods, the sum of the following, all as appearing in the Company's financial statements, applicable for such ratio periods: (a) the net income of the Company before extraordinary items; (b) the amount of taxes set against the net profits of the Company in the financial statements and (without double counting) any provision by the Company for taxes; (c) any amortization and depreciation reflected in such financial statements; and (d) any Net Financial Expenses. For the purpose of the foregoing: "Net Financial Expenses" means, for any ratio period, financial expenses, net for such ratio period, as appearing in the financial statements
3This ratio was 1.3 as of September 30, 2009
4This ratio was 0.86 as of September 30, 2009

(2)
A negative pledge covenant which restricts the Company from creating any kind of security interest, except for the following: (i) any security interest arising by law; (ii) security interests over goods and documents of title to goods arising in the ordinary course of business, and in respect of letter of credit transactions entered into in the ordinary course of trade; (iii) any security interest on any asset or rights that existed at the time of acquisition  provided that the acquisition was in the ordinary course of business on arms length terms, where such security interest was not created in contemplation of or in connection with the acquisition; (iv) any security interest arising from operating or financial lease agreements ; (v) any security interest arising from the netting of bank account balances; (vi) any security interest arising by way of any retention of title of goods supplied where such retention is done in the ordinary course of its business; (vii) any specific security interest created pursuant to section 169(d) of the Israeli Companies Ordinance, for the benefit of the entity who provided the funding for the purchase of such asset; (viii) any other security interests in favor of third parties (that are not floating security interests) securing an aggregate obligation in a sum not higher than NIS 100,000 (in addition to the security interests detailed in sections (i) to (vii) above).

(3)	Restriction to enter into a merger transaction, as a result thereof the Company will not be the surviving entity.

(g)	Decrease of Credit Framework - The Company may choose to decrease the credit frameworks set under the Framework Agreements, subject to a fee payment.
(h)
Events of Default - The Framework Agreements contain customary events of default which allow the lenders to accelerate the loans and demand immediate repayment, such as in respect of a breach of obligations or inaccurate representations under the Framework Agreements, receivership, Company liquidation, appointment of a liquidator  or other winding up events of the Company, legal proceedings and attachments for material amounts, ceasing of operations by the Company for certain periods, cross default events in material amounts and  any affect on the Company's license, etc.

B.	Credit agreements with Bank C dated December 27, 2009

(a)
Nature of the Loan -  NIS dominated Bullet1 loan, not linked to the CPI, in a principle amount of NIS 300 Million. The principle amount of the loan had been drawn by the Company on December 28, 2009 and is due on December 27, 2013.

(b)	Interest - an annual interest at the Prime rate minus 0.35%. Interest payments are due at the end of every 3 months following the draw-down date of the loan.
(c)	Collaterals - the loan is not secured by any kind of collaterals.
(d)
Main Covenants -  (i) submission of financial reports; (ii) restrictions to provide loans and guarantees, not in the ordinary course of the Company's business and in fair market value; (iii) restriction to enter into a merger transaction, as a result thereof the Company will not be the surviving entity; and restrictions to perform any split or credit arrangement6; (iv) Financial ratios as follows (X) Total Debt7 to EBTIDA8 less Capital Expenditure shall not exceed 6.59; and (Y) Total Debt to EBTIDA shall not exceed 410; (Z) Principal amount not to exceed 20% of the total obligations of the Company towards the banks; (iv)  A negative pledge covenant which restricts the Company from creating any kind of security interest with exemptions similar to the exemptions set under the October Agreement, the November Agreement and the December Agreement with Bank A and Bank B, as applicable.

(e)	Early Repayment - The Company may make early repayments of the loan, subject to an early repayment penalty, except for certain circumstances, as set under the loan agreement.
(f)
Event of Defaults - The agreement contain customary events of default which allow the lenders to accelerate the loans and demand immediate repayment  similar to the events of default under the October Agreement, the November Agreement and the December Agreement with Bank A and Bank B, as applicable.

5 A bullet loan is a loan where a payment of the entire principle of the loan is due at the end of the loan term, while the interest payments are paid at defined installments during the term of the loan.
6 A "Merger" as defined in part 8 or 9 of the Companies Law 5759-1999, or any other actions the result thereof is a purchase of Company's assets; "Split" as defined in Part 5(B) of the Income Tax Ordinance (New Version), or in any other law or similar act; "Credit Arrangement" as defined in Section 350-351 of the Companies Law 5759-1999, or in any other law or similar act.
7 See the definition of Total Debt is footnote 1
8 See the definition of EBITDA in footnote 2
9 This ratio was 0.86% as of September 30, 2009
10 This ratio was 1.3% as of September 30, 2009

C.	Additional loans – the Company's Board of Directors has approved taking additional short term loans in an aggregated sum of NIS 200 Million, without a framework agreement.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of September 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers' mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths ("Dynamic"), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010) and; (3) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:
Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Strategy and IR Tel: +972-54-7814151 Fax: +972-54-7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

    Dated: January 6, 2010